DEXIA
Group

RECEIVED
2006 JUL 21 P 2:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Secretary-General

06015376

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

July 12, 2006

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of July 3, 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
JUL 25 2006
THOMSON FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dlw 7/21

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

3/7/2006
1 p.

Press release : Precision

Following a release by a news agency this morning about Dexia's intentions regarding the financing of its planned acquisition of DenizBank, Dexia confirms that it intends to proceed with a share capital increase amounting to approximately One Billion Euros. The other sources of financing will be the excess capital currently available, the sales proceeds of certain participations currently negotiated, and finally the issuance by one of Dexia's main units of super subordinated notes qualifying as Tier 1 Capital for an amount currently estimated at 500 million Euros.

Communiqué de presse : Précision

Suite à la publication par une agence de presse ce matin de commentaires sur les intentions de Dexia concernant le financement de l'acquisition de Denizbank, Dexia précise qu'il entend bien procéder à une émission d'actions pour un montant d'environ un milliard d'euros. Les autres sources de financement proviendront de l'utilisation du capital excédentaire disponible, du produit de la cession de participations actuellement en cours de négociation, et enfin, de l'émission par l'une des sociétés du Groupe, de titres de créances super subordonnées qualifiant comme fonds propres Tier 1 pour un montant actuellement estimé à environ 500 M EUR.

Persbericht : Precisering

Als gevolg van de publicatie deze morgen door een persagentschap van de intenties van Dexia betreffende de financiering van de acquisitie van Denizbank, preciseert Dexia dat het wel degelijk van plan is om een aandelenuitgifte te lanceren voor een bedrag van ongeveer 1 miljard €.

De overige financieringsbronnen komen voort uit het gebruik van beschikbaar kapitaaloverschot, de opbrengst van de verkoop van participaties die momenteel bekeken wordt, en tot slot, de uitgifte door een van de ondernemingen van de groep van super achtergestelde schuldvorderingen, gekwalificeerd als Tier 1 kapitaal, voor een bedrag dat momenteel geraamd wordt op ongeveer 500 miljoen €.

DEXIA
Group

RECEIVED
2006 JUL 21 P 2:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Secretary-General

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

July 10, 2006

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of July 10, 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

Persbericht : Dexia heeft beslist om geen bod uit te brengen op de Roemeense bank CEC

Dexia heeft de Roemeense overheden op de hoogte gebracht van het feit dat het uiteindelijk niet zal deelnemen aan het privatiseringsproces van CEC, ondanks de interesse voor dit dossier.

Dexia is niet van plan om de redenen van deze beslissing te becommentariëren, aangezien de privatisering momenteel bezig is.

Dexia wijst er echter op dat Roemenië, omwille van zijn groeiperspectieven en zijn toekomstige toetreding tot de Europese Unie, een heel belovende markt blijft, vooral op het vlak van de financiële dienstverlening aan de publieke sector en de financiering van projecten. Deze markt zal direct ontwikkeld worden via de vestiging van Dexia in Boekarest.

Contacts

Press	**Paris: +33 1 43 92 77 05**	**Brussels: +32 2 222 44 01**
Investor Relations	**Paris: +33 1 43 92 82 54**	**Brussels: +32 2 213 57 46/49**